VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 AUG 26 A 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 August 2009

[redacted]

09046822

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

dlw 8/26

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2009 AUG 26 A 2:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Announcement
13 August 2009

CLINICAL TRIAL UPDATE

Enrollment completed in one Phase I trial, Ethics approval received for multiple sites in second Phase I trial, Ethics application lodged for multiple sites in third Phase I trial

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Viralytics Limited (ASX: VLA, OTC: VRACY) Limited is pleased to announce

- Melanoma Phase I trial has completed patient enrollment.

- Head and Neck Phase I cancer trial has received approval to open multiple sites to ensure rapid patient recruitment. Following interest displayed by Head and Neck clinicians from two major Sydney based hospitals, the company has received ethics approval from the Hunter New England HREC to include these 2 hospitals as additional sites for this Phase I trial. Site initiation will be undertaken shortly to allow patient recruitment to be undertaken.

- Melanoma, Brest and Prostate cancer Phase I trial has had ethics application lodged to open a second site for patient recruitment. Following significant interest by a medical oncologist from a prominent New South Wales hospital, an ethics application has been submitted to gain approval for this hospital to become a second site for this Phase I trial. Other hospitals have recently indicated that they are willing to transfer potential patients to this site on the basis of the acceptance of ethics committee approval.

Clinical protocols to assess the activity of CAVATAK™ have now been either approved or lodged in six major Australian hospitals. Such levels of support from the medical community highlight the increasing clinical acceptance of Viralytics oncolytic virus technology. Patient recruitment and completion of the two remaining trials can now be expected to progress rapidly. With 20 patients now treated with CAVATAK™, and no serious product-related adverse events, we are increasingly confident about our prospects of moving into Phase II trials," said Mr. Dulhunty, Managing Director of Viralytics.

A full clinical trial update is set out below.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

CLINICAL TRIAL UPDATE

Viralytics has 3 Phase I trials currently underway in Australia in solid tumours (Melanoma, Head and Neck, Breast and Prostate cancers).

Phase I trials are designed to test the safety of our product before Phase II efficacy trials are undertaken. To date a total of **20 patients** have been treated with CAVATAK™ with no serious product related adverse events being observed.

TRIAL 1 – Direct injection of CAVATAK™ into the tumours of late stage Melanoma patients:

Enrollment of this Phase I trial is now complete, with the last patient having received 2 injections of CAVATAK™. This final patient will remain in an observation period for a minimum period of 24 days and up to a maximum period of 84 days. When the observation period is complete, the final data package of the trial will be analysed and preparation of a formal report undertaken.

Eligible patients in this Phase I trial included those with advanced or metastatic melanomas that were refractory to standard therapy or for which no curative standard therapy exist.

While not a primary aim of this trial, interim data previously reported that 1/3 of the patients in this trial displayed some reductions in volume of injected lesions and such reductions coincided with detection of elevated levels of specific serum cytokines indicating possible host generated anti-tumour responses.

This preliminary data is believed to indicate that CAVATAK™ therapy exerts its anti-cancer activity by 2 distinct mechanisms: The first mediated by CAVATAK™ directly killing the cancer and the second, via the destroyed cancer cell activating the person's own immune system into attacking further cancerous cells.

The data from this trial will be fundamental in the design of a statistically valid clinical Phase II trial.

TRIAL 2 – Direct injection of CAVATAK™ into tumour of late stage Head and Neck patients:

Viralytics is pleased to announce that following interest displayed by Head and Neck clinicians from two major Sydney based Hospitals the company has received ethics approval from the Hunter New England HREC to include these 2 hospitals as additional sites for this Phase I trial. Site initiation will be undertaken shortly to allow patient recruitment to be undertaken.

Also, following interest shown by Western Australian and South Australian Head and Neck clinicians, an ethics application has been lodged in Perth with approval expected shortly, while an ethics application for the South Australian site will be made this week.

This trial, again a Phase I trial, was designed to follow on and build on the safety profile of CAVATAK™ developed in the Melanoma trial discussed above. The Melanoma trial only allowed injection of CAVATAK™ into a single tumour. The Head and Neck trial protocol however permits multiple injections (up to six) into tumours at doses starting at the highest level in the Melanoma trial and increasing to 100 fold greater dosing levels.

As can be seen the structure of these trials is to build a strong safety profile for CAVATAK™ in solid tumours, building from a single injection at low doses to multiple injections in multiple tumours at high doses.

This Phase I trial requires 7 more patients to complete enrolment.

TRIAL 3 – Intravenous infusion of CAVATAK™ into patients with late stage Melanoma, Breast cancer and Prostate cancer:

Following significant interest put forward by a medical oncologist from a prominent New South Wales hospital, an ethics application has been submitted to gain approval for this hospital to become a second site for this Phase I trial. Other hospitals have recently indicated that they are willing to transfer potential patients to this site on the basis of the acceptance of ethics committee approval

This Phase I trial requires 5 more patients to complete enrolment.

The prime purpose of this Phase I trial is to generate safety data. The 2 Phase I trials involving injection of CAVATAK™ into the tumour, are designed to show that the patient develops no adverse events from virus replicating within a tumour. While the intravenous Phase I trial involving infusion of CAVATAK™ is designed primarily to confirm that the patient tolerates infectious virus circulating in the blood stream.

Overall, the data profiles from these Phase I trials are expected to provide strong supporting evidence in gaining an IND approval for a Phase II trial.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.